U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-13586

For the Month of November, 2002

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Information furnished on this form:

Table of Contents

1.   [Translation in English]

       News Release (November 11, 2002)
“Notice of Revision of the Business Results Forecast for the Six Months Ended September 30, 2002 and for the Fiscal Year Ending March 31, 2002 and Loss on Devaluation of Securities as of the End of the Six Months Ended September 30, 2002”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: December 6, 2002	By: -s- Kazuhiko Yaguchi Kazuhiko Yaguchi General Manager , Shareholder Relations & Legal Dept.

1.   [Translation in English]

To whom it may concern:

November 11, 2002

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited (the “Company”)
Representative:	Hiroyuki Uemura, President and Chief Executive Officer
Securities Code No.:	8752
Stock Exchange(s) where the Company’s shares are listed in Japan:	The first section of the Tokyo Stock Exchange

NOTICE OF REVISION OF THE BUSINESS RESULTS FORECAST FOR THE SIX
MONTHS ENDED SEPTEMBER 30, 2002
AND FOR THE FISCAL YEAR ENDING MARCH 31, 2003
AND
LOSS ON DEVALUATION OF SECURITIES AS OF THE END OF THE SIX
MONTHS ENDED SEPTEMBER 30, 2002

1.	Revision of business results forecast:

In view of the current trends in operating results, the Company revised the business result forecasts for the six months ended September 30, 2002 and for the fiscal year ending March 31, 2003 on a non-consolidated basis and a consolidated basis, which were announced on May 20, 2002 and May 31, 2002, respectively, and they are hereby amended as follows:

(1)	Revision of non-consolidated business results forecast for the six months ended September 30, 2002

(Billions of Yen)
	Net premiums written *1	Ordinary profit	Net income

Previous forecast (A)	(636.9)	23.0	10.0
	630.5
Revised forecast (B)	(626.7)	45.0	30.0
	619.6
Increase or decrease (B)–(A)	(–10.2)	22.0	20.0
	–10.9
Percentage of increase or	(–1.6%)	95.7%	200.0%
decrease	–1.7%

(Reference)	Results of the corresponding six months of the previous fiscal year (from April 1, 2001 to September 30, 2001)

Results for the corresponding six months of the previous fiscal year *2	(609.5 615.6)	26.2	13.8

*1	The figures presented in upper parenthesis in the column “Net premiums written” represents the amount after deducting the refundable premium of the Company’s original automobile insurance “Modo-Rich”, which contains a special clause of premium adjustment and refunded at maturity, and is provided for the purpose of comparison with other companies. The same shall apply hereinafter.

*2	The results of the previous fiscal year represent accumulated figures of the former The Sumitomo Marine & Fire Insurance Co., Ltd. and the former Mitsui Marine and Fire Insurance Co., Ltd. before merger. The same shall apply hereinafter.

(Principal reasons for the Revision)
Ordinary profit and net income have been revised upward due mainly to the fact that
(1)	Losses incurred for natural disasters were largely lower than the initial forecasts.
(2)	With respect to losses other than natural disasters, losses incurred for automobile insurance and marine insurance, etc. were lower than the initial forecasts.

(2)	Revision of consolidated business results forecast for the six months ended September 30, 2002

(Billions of Yen)
	Ordinary Income	Ordinary profit	Net income

Previous forecast (A)	940.0	25.0	10.5
Revised forecast (B)	950.0	44.0	29.0
Increase or decrease (B)–(A)	10.0	19.0	18.5
Percentage of increase or decrease	1.1%	76.0%	176.2%

(Reference)	Results of the corresponding six months of the previous fiscal year (from April 1, 2001 to September 30, 2001)

Results for the corresponding six months of the previous fiscal year	944.2	25.8	8.7

(Principal reasons for the Revision)
As a consequence of the revision of the non-consolidated business results, consolidated business results forecasts have been also revised.

(3)	Revision of non-consolidated business results forecast for the fiscal year ending March 31, 2003

(Billions of Yen)
	Net premiums written	Ordinary profit	Net income

Previous forecast (A)	(1,266.0)	63.0	30.0
	1,252.4
Revised forecast (B)	(1,256.0)	66.0	32.0
	1,242.0
Increase or decrease (B)–(A)	(–10.0)	3.0	2.0
	–10.4
Percentage of increase or	(–0.8%)
decrease	–0.8%	4.8%	6.7%

(Reference)	Results of the previous fiscal year (from April 1, 2001 to March 31, 2002)

Results for the previous fiscal year	(1,175.6)	62.6	23.6
1,187.2

(Principal reasons for the Revision)
As a consequence of the above-mentioned upward revision of the non-consolidated business results for the six months ended September 30, 2002, ordinary profit and net income for the fiscal year ending March 31, 2003 have been also revised upward. However, it is expected that increases in non-consolidated ordinary profit and net income for the fiscal year ending March 31, 2003 will be limited to ¥3.0 billon and ¥2.0 billion, respectively. This is attributable to the estimates for the latter six months ending March 31, 2003 as set forth below:
(1)	Losses incurred will increase due to natural disaster caused by the typhoon No. 21, etc. and the occurrence of large insurance accidents.

(2)	Investment income will be lower than the initial forecasts due to worsening investment circumstances resulting from the appreciation of the Yen and lowered stock prices, among others.

(4)	Revision of consolidated business results forecast for the fiscal year ending March 31, 2003

(Billions of Yen)
	Ordinary Income	Ordinary profit	Net income

Previous forecast (A)	1,980.0	66.0	31.0
Revised forecast (B)	1,980.0	69.0	33.0
Increase or decrease (B)-(A)	—	3.0	2.0
Percentage of increase or decrease	—	4.5%	6.5%

(Reference)	Results of the previous fiscal year (from April 1, 2001 to March 31, 2002)

Results for the previous fiscal year	1,901.2	62.5	18.9

(Principal reasons for the Revision)
As a consequence of the revision of the non-consolidated business results, consolidated business results forecasts have been also revised.

Note:
The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements of the Company’s intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

2.	Loss on devaluation of securities at the end of the six months ended September 30, 2002

Loss on devaluation of securities as of September 30, 2002 is as follows:

(Billions of Yen)
(A)	Total amount of loss on devaluation of securities as of September 30, 2002	9.9
(B)	Net asset as of March 31, 2002	1,262.5
	(A/B × 100)	(0.8%)
(C)	Ordinary profit as of March 31, 2002	62.6
	(A/C × 100)	(15.8%)
(D)	Net income as of March 31, 2002	23.6
	(A/D × 100)	(42.0%)

The Company evaluates securities and money trusts, held for purposes other than trading, at fair value, at cost or at amortized cost. Impairment losses are recognized in case of investments having experienced a significant decline in fair values or net asset book values below their respective costs that are considered other than temporary.

Net unrealized gains on securities are as follows:

(Billions of Yen)
	Fiscal year ended		Fiscal year ending
	March 31, 2002		March 31, 2003

	As of Sep. 30, 2001	As of Mar. 31, 2002	As of Sep. 30, 2002

Securities, etc.	888.9	1,060.9	844.3
(Stock)	749.3	907.3	690.6

(Note)	The above table represents net unrealized gains on available-for-sale securities of which fair values are available.

— End —

Special Note Regarding Forward-looking statements

     This document contains forward-looking statements that are based on the Company’s expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. Its actual results could be materially different from and worse than its expectations. Important risks and factors that could cause its actual results to be materially different from its expectations include, but are not limited to: (1) continuation or intensification of the economic downturn in Japan ; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market ; (3) the extent of further deregulation of the Japanese insurance industry ; (4) occurrence of natural disasters in Japan ; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses ; (6) the price and availability of reinsurance ; (7) the performance of the Company’s investments ; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.